Trillium Therapeutics Inc.
2488 Dunwin Drive
Mississauga, Ontario L5L 1J9
Canada

April 30, 2020

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Trillium Therapeutics Inc. - Registration Statement on Form F-3 filed April 23, 2020 (File No. 333-237810) as amended April 30, 2020

Ladies and Gentlemen:

 Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), Trillium Therapeutics Inc.  (the "Company") hereby requests that the effective date of the above-referenced registration statement (the "Registration Statement") be accelerated to May 4, 2020, at 4:00 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP and Baker & McKenzie LLP, request by telephone that such Registration Statement be declared effective at some other time.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Thomas Levato of Goodwin Procter LLP at (212) 459-7256 or David Palumbo of Baker & McKenzie LLP at (416) 865-6879.

Sincerely,

 Trillium Therapeutics Inc.

 /s/ James Parsons
 James Parsons
 Chief Financial Officer

cc: Thomas S. Levato, Goodwin Procter LLP

 David Palumbo, Baker & McKenzie LLP